Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Operator: Greetings, and welcome to the Leidos transaction conference call.

At this time, all participants are in listen-only mode. A brief question and answer session will follow the formal presentation.

If anyone should require operator assistance during the conference, please press star-zero on your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Kelly P. Hernandez, Vice President of Investor Relations. Ms. Hernandez, you may now begin.

Ms. Kelly Hernandez: Thank you, Rob. Good morning, everyone, and thank you for joining us. On the call with me today are Roger Krone, Chairman and CEO of Leidos; Jim Reagan, CFO of Leidos; and we are also pleased to be joined by Marillyn Hewson, Chairman, President, and CEO of Lockheed Martin.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Earlier today Leidos announced its intention to combine with Lockheed Martin’s information systems and global solutions business. The purpose of today’s call is to discuss this transaction. Please note that we have provided presentation slides on the Investor Relations section of our website at Ir.leidos.com.

In terms of an agenda, Roger first will start with an overview of the transaction and discuss the strategic rationale. Marillyn will then share her insights from Lockheed Martin’s perspective. And finally, Jim will provide additional details regarding the combination, the financials, and the value proposition.

After we conclude our prepared remarks, Roger and Jim will briefly take your questions. We have allotted 45 minutes for this call, so please limit yourself to only one question at that time.

Today’s discussion does contain forward-looking statements based on the environment as we currently see it and, as such, does include risk and uncertainties. Please refer to our press release for more information on the specific risk factors that could cause actual results to differ materially.

Leidos Transaction Conference Call

January-26-2016

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Finally, as we have yet to report the results of our fourth quarter calendar 2015, we will not be commenting explicitly on our results or guidance, and we appreciate your understanding on this matter.

Now, with that all said, I’ll turn the call over to Roger Krone.

Mr. Roger Krone: Thanks, Kelly, and good morning, everyone. We appreciate you joining us on such short notice today.

I’m excited to speak with you this morning following our earlier announcement that we have entered into a definitive agreement with Lockheed Martin to combine Leidos with Lockheed Martin’s realigned information systems and global solutions, or ISGS, business in a Reverse Morris Trust transaction. We believe that this combination represents an exceptional opportunity to create even more value for our customers, employees, and shareholders.

As detailed in our news release, the transaction is valued at $5 billion. Upon closing, Leidos shareholders are expected to own approximately 49.5 percent of the combined company, with Lockheed Martin’s shareholders owning the remaining shares. We’ll cover additional transaction details later in the call.

Leidos Transaction Conference Call

January-26-2016

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I’d like to now highlight the rationale behind this transaction and why we think it’s a great deal for our stakeholders. There are three points I want to emphasize.

First, this transaction will create the leading pure play provider of government services. By bringing these great organizations together, we’ll be able to provide a more comprehensive and compelling range of solutions to address the needs of our customers in defense, intelligence, civil, and commercial markets.

IS&GS’s 16,000 employees share a very similar heritage with Leidos of building strong customer relationships and a culture that values innovation. This is a critical factor when analyzing the combination. A common culture will ensure that the combined entity will be well positioned to succeed.

Secondly, even beyond culture, Leidos and IS&GS have complementary capabilities and customer sets. Adding IS&GS to Leidos brings together those technical capabilities and customer relationships across defense, civilian, government, health, intelligence, and cyber markets.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Overall, we believe Leidos will gain important mindshare with customers who are looking for a company with leading edge technical solutions, expert employees, and resources to address their most critical needs.

As for the third key point, there are notable synergies that this transaction provides in terms of our offerings, target markets, customer base, geographic footprint, and operational resources. Based purely on cost synergies, we expect the combined company to have improved margins relative to standalone forecasts and that the transaction will be slightly accretive to earnings over the next several years, after adjusting for typical acquisition costs.

Jim will provide more detail on the financial aspects of this transaction shortly. But, first I’d like to turn the call over to Marillyn Hewson, Chairman, President, and CEO of Lockheed Martin. Marillyn, good morning.

Ms. Marillyn Hewson: Good morning. Thank you, Roger, and good morning, everyone. I’m very excited to be here today to share in this important announcement.

We’re excited to combine Lockheed Martin’s realigned IS&GS government IT and technical services businesses with an industry leader like Leidos. We believe this is the best strategic fit to position these businesses for growth while unlocking tremendous value for the shareholders of both corporations. This transaction is really a win-win.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Our information systems and global solutions segment has been the number one IT provider to the United States government for more than two decades. By bringing together our proven government IT business with Leidos’ already strong government customer base, we will create a competitor with the scale, portfolio, and expertise to deliver unparalleled solutions and exceptional value for our customers in a highly competitive contracting environment.

The addition of IS&GS’s world class IT expertise, strong reputation, and extensive global reach will allow the new business to offer a broad range of mission critical IT solutions and services in national security, healthcare, and other sectors. With increased scale and efficiency, the combined business will deliver more affordable solutions for customers, offer growth opportunities for employees, and increase value for stockholders.

Last summer Lockheed Martin began actively looking for a partner for our government IT business as part of our strategic review of this business, and today I am pleased to join Roger in announcing Leidos as our partner.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Over the past several months, I’ve had the opportunity to spend time with Roger and to get to know the Leidos business, and I’ve been very impressed with the Leidos team. It’s clear to me that our organizations share a dedication of supporting our customers’ missions, a passion for performance, and a commitment to ethics and integrity in all we do.

Those shared values make me extremely confident that our businesses will be stronger together, and Leidos is a—is the right fit for the 16,000 employees of IS&GS. I look forward to working with Roger and the Leidos team as we move toward closing this transaction and ensuring a successful combination of our businesses. Thank you.

Mr. Roger Krone: Thanks, Marillyn, and thanks for having the confidence to allow us to work towards combining these two great businesses.

I’d like to now transfer the call over to Jim for a financial overview of the transaction.

Mr. Jim Reagan: Thanks, Roger. Let me first start with the details of the transaction, which you will see on slide six.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

The transaction will be consummated using a tax-free Reverse Morris Trust. Under this transaction, Lockheed Martin will receive approximately 77 million common shares of Leidos stock and $1.8 billion of cash, together valued at approximately $5 billion.

Upon closing, Leidos shareholders are expected to own approximately 49.5 percent, and Lockheed Martin shareholders will own 50.5 percent of the combined company on a fully diluted basis, with approximately 152 million common shares expected to be outstanding.

In addition to the special payment to Lockheed Martin, Leidos will issue to its existing shareholders a special dividend of about $13.50 per share, valued at roughly $1 billion. The special dividend to Leidos shareholders and the special payment to Lockheed will be funded from a combination of cash on the balance sheet and new credit facilities.

In terms of corporate governance and management, Roger Krone will remain as Chairman of the Board, and the current directors on the Leidos board will remain in place. And upon closing of the transaction, Lockheed is entitled to designate three new directors to the board.

Roger Krone and the Leidos executive management team will remain in their current roles as it relates to managing the business, and will be complemented by additional management team members from IS&GS.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

The combined company will still be headquartered in Reston, Virginia, and we expect to retain a strong presence around the globe where our employees are based.

The transaction is subject to approval by Leidos shareholders, regulatory agencies, and other customary closing conditions, and we expect will close in the second half of 2016.

This combination accelerates the strategy and vision of Leidos, and is both a strategic and financially compelling opportunity for Leidos’ shareholders. First, strategically, as shown on slide 10, Lockheed’s IS&GS business, which has been built into a great franchise over its long history, has annual revenue of about $5 billion.

Combined, Leidos and IS&GS become the leader in government services, with annual revenues of roughly $10 billion. This scale will allow for a more cost competitive model for our customers, with increased innovation and an expanded presence globally.

This combination brings together two leaders in the government services space with a truly complementary set of customers and capabilities. The combined company will have a more diverse customer base in terms of customer segmentation and geographic concentration following the combination of this acquisition. We anticipate that the revenue mix by customer segmentation will become more evenly balanced between civil and commercial and defense and intelligence, as shown on slide 11.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

From a geographic perspective, IS&GS adds a strong presence in Europe and Australia to our international footprint. We expect international revenues will be approximately 6 percent of the combined company, up from our current level of roughly 3 percent.

For more detail on the customer aspects, slide 12 provides some additional detail on the customer relationships each entity brings to the combination. Customers where Leidos has built strong relationships are complemented by similarly strong relationships forged by IS&GS at different customers. This is one of the key value propositions of this combination and a big driver of potential revenue synergies down the road.

From a capabilities perspective, Leidos and IS&GS also bring different offerings to the market, as shown on slide 13. Now, let me mention a couple of examples of the potential we see from these complementary customer relationships and technology capabilities.

First, IS&GS has a great practice in designing, implementing, and supporting large scale IT solutions. Leidos has significant expertise in the high end cybersecurity work for a variety of DoD customers, and we think that the combined entity will be extremely well positioned to compete for and win large scale network modernization programs in elements of the DoD, certainly much more than either organization would be able to do on its own.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Similarly, we believe that IS&GS’s capabilities in aviation modernization, including planning tools for managing traffic flow, airport modernization, and air traffic management, combine well with our work in airport engineering and security systems. Again, we believe the combination will allow us to compete far more effectively than either company could have individually.

Slide 14 shows the financial overview of the combination. Pro forma revenue for the combined entity, which reflects IS&GS as it would be constituted upon closing, is approximately $10 billion. EBITA margins, excluding one-time transition and integration costs for the combined entity, are expected to be in the 9.5 to 10 percent range. We will provide more detail regarding our future expectations as we near the closing of the transaction.

We believe that this transaction will generate significant value for our shareholders. In addition to the approximately $13.50 per share dividend delivered to existing Leidos shareholders, the combined company is expected to deliver non-GAAP EPS accretion by the second year, with a neutral impact in the first year.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Looking at slide 15, we expect significant cost savings from this transaction by eliminating duplicative costs and implementing best practices throughout the combined company’s operations.

Cost synergies of more than $50 million are expected to be generated by year-end 2017, ramping up to about $120 million in annual run rate synergies by year-end 2018. This is a net synergy number, meaning that this $120 million number reflects $240 million of costs taken out and factored down for a roughly 50 percent cost type contract mix, which returns half of that cost takeout to our customers and results in a more competitive rate structure.

Revenue synergies have also been identified, which represent further upside potential for the combined company, but will—but are being crudely cautious on our near term expectations of these synergies, given the timeline involved in large scale government acquisitions.

Now on to slide 16, this transaction has significant impacts on our capital structure. While the final numbers will be determined at closing, the approximate impact will be as follows.

We expect to issue approximately 77 million new common shares to Lockheed Martin shareholders for a total upon closing of approximately 152 million shares. We will keep the existing Leidos debt of about $1.1 billion and expect to incur $2.5 billion of additional debt which, in combination with some existing cash, will be used to issue a special dividend to Leidos shareholders of approximately $1 billion and a special payment to Lockheed Martin of $1.8 billion.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

We already have committed financing in place from a collection of five banks, including Citi, Bank of Tokyo Mitsubishi UFJ, Bank of America Merrill Lynch, J.P. Morgan, and Goldman Sachs.

We anticipate our gross leverage ratio upon closing to increase close to 3.5X, which is in line with our peers in the industry.

The combined entity will give us increased cash flow and liquidity. We will continue our relentless pursuit to improve cash efficiency in the business and will prioritize the use of excess cash to paying our regularly—our regular quarterly dividend of 32 cents per share and, for cash beyond those needs, to quickly de-lever our balance sheet.

We expect to reduce our gross leverage ratio by the end of 2018 to about 2.5X, and we are comfortable with remaining at that level over time.

I’d now like to turn the call back over to Roger to conclude our prepared remarks.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Mr. Roger Krone: Hey, thanks, Jim.

To conclude today’s call, I’d like to say that I am convinced this transaction is the kind of event that is often sought after but rarely found, one with compelling benefits for all stakeholders. It just works on all levels.

For customers, the new Leidos will provide a broader range of offerings at a more competitive price, accelerated innovation, and an increased depth of resources. For our stockholders, this enables a stronger outlook for faster growth and increased profitability, with robust cash generation and near term synergy potential. And for employees, our most important asset, the new company will offer expanded professional growth and development and more opportunities to do meaningful work for customers.

Ms. Marillyn Hewson: Roger, again, I’m thrilled to be here with you today to share in the announcement of this definitive agreement. I really look forward to our work together on integration planning.

But, in the meantime, as you know, Lockheed Martin released our earnings this morning, and so I’ve got an earnings call in a couple of hours. So, I’m going to head back to Bethesda and I’ll give you a call later today.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

But, thank you for the opportunity to share this moment. It—we’re very excited about our future together. Thank you.

Mr. Roger Krone: Great, Marillyn. Thank you so much for being here with us this morning. Congratulations on your quarter and your year. I look forward to working together, and we’ll talk later today.

Ms. Marillyn Hewson: Great.

Mr. Roger Krone: Thanks.

For those on the call for—thanks for your attention. We’re now ready to respond to your questions.

Operator: Thank you. At this time, we will be conducting a question and answer session.

If you’d like to ask a question, please press star-one on your telephone keypad and a confirmation tone will indicate your line is in the question queue. You may press star-two if you would like to remove your question from the queue.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Due to time constraints on today’s call, we ask that you please limit yourself to one question. One moment while we poll for questions.

Thank you. Our first question is from the line of Cai von Rumohr with Cowen & Company. Please go ahead with your question.

Mr. Cai von Rumohr: Thank you and congratulations, Roger. I’ve got a two-part question.

Approximately what is the rate you expect to pay on the debt you take down? And secondly, how are you going to organize the new company? How many separate divisions will run it? Essentially give us some color on that.

Mr. Roger Krone: Yeah. I’m going to take a stab at the spread, and I’ll let Jim correct. So, we have a term loan A and a term loan B, and we’re at—.

Mr. Jim Reagan: —We’re at—.

Leidos Transaction Conference Call

January-26-2016

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Mr. Roger Krone: —Two—.

Mr. Jim Reagan: —LIBOR and two and a quarter.

Mr. Roger Krone: Two and a quarter.

Mr. Jim Reagan: And—.

Mr. Roger Krone: —And then three—.

Mr. Jim Reagan: —And then LIBOR plus 350.

Mr. Roger Krone: Yeah, LIBOR plus 350. And there is a three- and a five- and a seven-year. Right.

So, by the way, we’re very pleased with the spread. And I think it reflects confidence that the market has in the success of this transaction.

Leidos Transaction Conference Call

January-26-2016

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You know, clearly I have thought about organization. Cai, as you know, there are a lot of issues around the regulatory filing. And we have done some mental planning, but we’re not doing any execution.

And, you know, our mindset is to combine like capabilities, stay headquartered in Reston, but anything more specific than that, we haven’t moved forward with. And we’ll be waiting for our Hart-Scott-Rodino filing before we get into too much more detail.

Operator: Thank you. As a reminder, due to time constraints on today’s call, we ask you please to limit yourself to one question.

Our next question is coming from the line of Robert Spingarn with Credit Suisse. Please go ahead with your question.

Mr. Robert Spingarn: Morning. Let me echo my congratulations on creating the biggest company in the space.

Roger, does this scale give you any additional scope now, with regard to your portfolio shaping? Are there now some other businesses which might come under the microscope?

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Mr. Roger Krone: You know, I don’t think it really changes the way we view our portfolio. you know, we’ve been using essentially a screen to make sure that all of the businesses make sense and fit our strategy.

So, we are—we continue to move forward with that process. And I don’t see it accelerating or, frankly, delaying thoughts that we had about, you know, making sure that our businesses fit, if you will, our stated business purpose. So, no, I don’t really see it as much of a change there.

Mr. Robert Spingarn: And just quickly for Jim, I guess the special dividend here, the purpose of this is just to make the whole thing accretive for Leidos shareholders—.

Mr. Roger Krone: —No, you know—.

Mr. Robert Spingarn: —By the time we’re done—.

Mr. Roger Krone: Hey, Robert, the special dividend is to make sure that we qualify for the tax-free Reverse Morris Trust. And it’s a dividend that essentially balances the equity value of the two entities.

Leidos Transaction Conference Call

January-26-2016

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So, it was really set—and we’ll go over this in some detail in the weeks to come. But, it was really tied to the five day volume weighted moving average of Leidos stock. So, it’s a little bit complicated, but—and I think maybe offline there is—going through the math would be valuable.

Operator: Thank you. Our next question comes from the line of Edward Caso with Wells Fargo. Please go ahead with your question.

Mr. Edward Caso: Good morning, and congratulations as well.

I guess the question I’ve gotten from investors in the last week or so is several years ago the legacy Leidos, then SAIC, split in two, in part because it was struggling to operate at a size that you’re now sort of moving back toward. So, what are—is the management team bringing to the table with this new $10 billion entity that the prior administration couldn’t do? Thank you.

Mr. Roger Krone: Yeah. Hey, thanks, Ed. Of course I wasn’t here then. Let me recount history as I understand it.

The decision by SAIC to split followed a trend in the industry of Northrop, frankly Lockheed with a systems integrator, to spin off what’s called systems engineering and technical assistance business. That created a term that we call organizational conflict of interest within the federal acquisition rank.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

And that was the reason that we split off, because we were prohibited from bidding on lines of business for which we acted in a SETA role. And so, SAIC today, the business run by Tony Moraco, has a significant amount of SETA business. In fact, their Scitor acquisition added to that.

We have a terrific leadership team here. Many individuals now on my team have managed at the multibillion dollar level or higher. This is still, even at 10 billion, smaller than the organization I had at my prior company in its heyday. And, you know, General Counsel came from IT&T. It was much larger. You know, Jim has been at a variety of companies of the multibillion dollar size.

And I don’t recall that there were performance issues relative to SAIC. And that was not the motivation for the split.

Operator: Thank you. Our next question comes from the line of Michael French with Drexel Hamilton. Please proceed with your question.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

Mr. Michael French: Good morning, gentlemen. Congratulations on this interesting transaction.

Mr. Roger Krone: Thank you.

Mr. Michael French: A question on the slides. I think it’s slide 10 implies that the realigned IS&GS is making approximately 12 percent margins. And the question is what’s in the realigned IS&GS? Was something taken in or put out? And, you know, is that accurate, where the margins are now? And if you can discuss sort of what the trend line looks like, on the margin profile for the last, you know, year or so.

Mr. Roger Krone: Yeah, I’ll let Jim handle that one.

Mr. Jim Reagan: Sure. Michael, the—if you’re doing the math and you get to a kind of a pro forma number of 12.5, that’s a number that reflects a significant amount of cost that is reflected in the financials for this business under Lockheed Martin that are added back for purposes of how that business looks under a realigned cost structure.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

A couple of the notable adjustments that, you know, when we’re able to share more details with you, are of the pension expense that shows up today. And that is in the separate company or the separate segment numbers under Lockheed Martin.

And then, the other piece is a pretty significant amount of corporate overhead and home office costs that, under cost accounting standards, have to flow down to IS&GS. From a big aerospace and defense company, that isn’t customary or isn’t as cost competitive if you’re in the services industry like us.

So, I think that what this does for the people and the business of IS&GS is it moves them into a business with a complementary and consistent cost structure, gives the scale and ability to be more efficient, and certainly be more competitive in the marketplace.

Operator: Thank you. Our next question is from the line of Amit Singh with Jefferies. Please go ahead with your question.

Mr. Amit Singh: Hi, guys. Thank you very much and congratulations again on the acquisition.

My question is regarding the top line. If I understand correctly, you know, IS&GS business was recently declining in revenues. And I believe the overall expectation was that trend to continue as—at least in the near midterm, and whereas on the Leidos business you guys were generally expected to turn the trend, well, in the next year and grow in mid-single digits. That was general expectation.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

So, I understand the long term revenue synergies here that the combined company can generate. But, in the nearer term with the two companies together, should the overall growth rate be a little muted from what individual Leidos was expecting?

Mr. Jim Reagan: You know—this is Jim. Let me say that when we undertook this, we took a pretty conservative view of how the combined business would leverage the IS&GS capabilities on the top line.

But, that said, I think it’s premature for us to get into providing forward guidance on the combined business. We will have an opportunity to share with the investment community and our shareholders what our thoughts on as we get closer to our proxy solicitation and closing the transaction. But, I think that right now we’re going to stay pretty quiet on those details.

Operator: Thank you.

Mr. Amit Singh: Thank you.

Leidos Transaction Conference Call

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Operator: Our next question is from the line of Bill Loomis with Stifel. Please go ahead with your question.

Mr. Bill Loomis: Hi. Thanks. And just to be clear on the IS&GS, is it as Lockheed reports IS&GS, which had—I think this morning they were—it was like a 5.6 billion revenue run rate? So, are you getting all that business that they report and just assuming that the business, I think it was down 6 percent in the December quarter, just continues that trend so you get a small revenue contribution?

And what is your, uh—what is the adjusted EBITDA margin you’re looking at on IS&GS right now? I know what the implied is when you combine it. But, as you look at it today with the business and taking out the Lockheed overhead and looking at your valuation metrics, what are you using as the kind of adjusted EBITDA on Lockheed’s business?

Mr. Jim Reagan: Hi, Bill. This is Jim. The first part of your question, which is the number that they’ve reported consistent with what we’re picking up, and the answer there is yes. However, the number that they report has the full—has the revenue from a number of joint ventures that we will be reporting under the equity method.

Leidos Transaction Conference Call

January-26-2016

Confirmation #13629288

So, the earnings from those joint ventures will be showing up in our EBITDA but the revenue will not, because these are three significant joint ventures wherein IS&GS has a minority interest. And I believe that they eliminate that revenue in their consolidation after showing what the grossed up number is in their segment.

As to the standalone EBITDA margin without getting into, you know, too granular numbers, it looks like it’s in the kind of low nine range. And again, that’s before you take out the pension and corporate flow downs that they have under the overall Lockheed cost structure.

Operator: Thank you. Once again, if you’d like to ask a question, you may press star-one from your telephone keypad, and we ask that you please limit yourself to one question. We’ll poll for a brief moment for questions.

Thank you. We have a follow up question from the line of Bill Loomis with Stifel. Please go ahead with your question.

Mr. Bill Loomis: That was quick. So, Jim, I know you gave us the interest expense with the LIBOR spreads. But, just looking at the total debt including the Leidos one, the Leidos debt that you have now, what would you estimate the total costs, including fees and all the expenses that get added into interest expense, will be when the deal closes, roughly?

Leidos Transaction Conference Call

January-26-2016

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Mr. Jim Reagan: You know, right now, Bill, we’re ironing out how much of the total loan commitment’s going to be in the term loan A, how much of it’s going to be in the term loan B. The way I would think of it is an all-in cash interest of—right now figure around 3 percent over LIBOR. And the deal has right now a LIBOR floor of 75 bps.

To answer your question about fees, I think that you can think of the fees ordinary, customary. There’s one point of OID associated with the financing. And hopefully, that’ll help you with your preliminary modeling before we get out with the details that I mentioned earlier.

Operator: Thank you. Our next question is a follow up from the line of Edward Caso with Wells Fargo. Please go ahead with your question.

Mr. Edward Caso: Hi. Thanks. On the adjusted EPS, is that merger—direct merger related costs and integration costs, or does it also exclude the amortization—tangible amortization that’ll occur with the acquisition?

Mr. Jim Reagan: Yeah. Ed, when we speak—the remarks I said about the accretion impact of this, it’s excluding the amortization of intangible assets that get written up in the purchase accounting. And it also excludes the one-time integration costs that we’ll incur probably over an 18 to 24 month period to get the two businesses integrated.

Leidos Transaction Conference Call

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Operator: Thank you. Our next question is from Brian Ruttenbur with BB&T. Please go ahead with your question.

Mr. Brian Ruttenbur: Yeah, thank you. I just had a question about your tax rate going forward and the NOLs that you might get from this transaction. Can you talk a little bit about the size of the NOLs, present value of that, and if there are any sizeable NOLs because of this?

Mr. Jim Reagan: Yeah. The—they’re—right now what I would tell you is, on advice of securities counsel, we’re in our quiet period right now. And it would be inappropriate for us to get into too much granular guidance.

But, I think that in terms of what we’re thinking about for the tax rate for the combined entity, we’ll have—we’re planning on a more fulsome discussion of all those details in the coming weeks. And so, I’m going to have to ask you to sit tight before we release those details.

Leidos Transaction Conference Call

January-26-2016

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Operator: Thank you. At this time, we have reached the end of our question and answer session. I will turn the floor back to management for any further or concluding comments.

Ms. Kelly Hernandez: Thank you all. Thank you again for joining us on the call this morning. We’re very excited about our announcement, and look forward to updating you in the future on our next call, which will be for the announcement of our Q4 earnings. Thank you.

Mr. Roger Krone: Thanks, everyone.

Operator: Thank you.

Mr. Roger Krone: Have a good morning.

Operator: This concludes today’s conference. Thank you for your participation, and you may now disconnect your lines at this time.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Lockheed Martin Corporation’s (“Lockheed Martin”) and Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of either company will be realized. This document also contains statements about Lockheed Martin’s agreement to separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Lockheed Martin’s or Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Lockheed Martin’s or Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Lockheed Martin and Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Lockheed Martin’s annual report on Form 10-K for the year ended December 31, 2014 and in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in their quarterly reports on Form 10-Q which are available on the respective companies websites at http://www.Leidos.com (Leidos) and http://www.lockheedmartin.com (Lockheed Martin) and at the SEC’s web site at http://www.sec.gov. Neither Lockheed Martin nor Leidos assumes any obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies websites at http://www.Leidos.com (Leidos) and http://www.lockheedmartin.com (Lockheed Martin).

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual

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meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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